Exhibit L

[ROPES & GRAY LLP LETTERHEAD]

January 24, 2007

Allianz RCM Global EcoTrends Fund

c/o Allianz Global Investors Fund Management LLC

1345 Avenue of the Americas

New York, New York 10105

Ladies and Gentlemen:

We have acted as counsel to Allianz RCM Global EcoTrends Fund (the “Fund”) in connection with the Registration Statement of the Fund on Form N-2 under the Securities Act of 1933 (File No. 333-138338) and the Investment Company Act of 1940 (File No. 811-21975) (the “Registration Statement”), each as amended, with respect to its common shares of beneficial interest, par value of $0.00001 per share, being registered under the Registration Statement in connection with the Fund’s initial public offering (the “Common Shares”). The Common Shares are to be sold pursuant to a Distribution Contract between the Fund and Allianz Global Investors Distributors LLC (“AGID”) and selected dealer agreements between AGID and selected brokers and dealers as described in the Registration Statement (collectively, the “Distribution Agreements”), each substantially in the forms filed as exhibits to the Registration Statement.

We have examined the Fund’s Second Amended and Restated Agreement and Declaration of Trust on file in the office of the Secretary of State of The Commonwealth of Massachusetts (the “Declaration of Trust”), and the Fund’s Second Amended and Restated Bylaws, and are familiar with the actions taken by the Fund in connection with the issuance and sale of the Common Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

Based upon the foregoing, we are of the opinion that:

1.	The Fund is a duly organized and validly existing unincorporated voluntary association with transferable shares under and by virtue of the laws of The Commonwealth of Massachusetts.

2.	The Common Shares have been duly authorized and, when issued and paid for in accordance with the Distribution Agreements, will be validly issued, fully paid and, except as described in the following paragraph, nonassessable by the Fund.

Allianz RCM Global EcoTrends Fund	January 24, 2007

The Fund is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Fund and requires that a notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking entered into or executed by the Fund or its Trustees. The Declaration of Trust provides for indemnification out of the property of the Fund for all loss and expense of any shareholder of the Fund held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder’s incurring financial loss on account of being a shareholder is limited to circumstances in which the Fund itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the registration of the Common Shares for offering and sale pursuant to the Securities Act of 1933, as amended. We consent to the filing of this opinion with and as part of the Registration Statement and to the references to our firm under the captions “Legal Matters” in the prospectus and “Counsel” in the statement of additional information contained in the Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP